Exhibit 99.5

Oasmia Pharmaceutical AB Confirms Final Data Indicating Positive Top-line Results for Paclical® From Head-to-Head Comparison Study with Abraxane®

November 5, 2015

Final analysis of the pharmacokinetic study confirms that water soluble and solvent free Paclical and US-market approved Abraxane have nearly identical concentration curves of both total and unbound paclitaxel following intravenous infusion of 260mg/m2 suggesting the same efficacy of the two drugs.

New York, NY – November 5, 2015 – Oasmia Pharmaceutical AB (NASDAQ: OASM), a developer of a new generation of drugs within human and veterinary oncology, confirmed today the previously published findings from a head-to-head comparison study of its lead human cancer product Paclical and Celgene’s Abraxane, demonstrated superimposable paclitaxel PK profiles. The study was conducted in women with metastatic breast cancer.

“The present cross-over study of Paclical and Abraxane demonstrating virtually identical plasma levels of total and unbound drugs for the two formulations,” stated Olof Borgå, PhD, pharmacokinetic expert. “Statistical analysis demonstrated the two formulations to be bioequivalent with regard to drug concentrations. The bioequivalence demonstrated for unbound paclitaxel is of particular importance, since it is this concentration that is related to clinical effects. Also, the ratio between unbound and total drug showed bioequivalence.”

Oasmia believes that results from this study strengthen its position for rapid growth among competitors within the oncology sector, including Celgene Corporation and Sorrento Therapeutics, Inc. In 2014, Abraxane generated total net sales of $947 million, a, a 28 percent increase from the prior year. Further, Sorrento Therapeutics expanded its Cynviloq strategy into multiple cancer indications, potentially receiving over $1 billion compensation for rights.

“We are pleased that the final study data reflects the optimism many in the pharmaceutical industry have displayed regarding Paclical’s potential and its role as a key branded player in the oncology sector”, said Julian Aleksov, Executive Chairman of Oasima Pharmaceutical AB. “Abraxane is the current taxane market leader in the United States, and we have now clearly demonstrated that Paclical is at least an equal but with a more cost effective nanoparticle technology. We believe the upside for Paclical within this dynamic market place positions Oasmia for significant growth worldwide.”

About the Head-to-Head Comparison Study of Paclical and Abraxane

The cross-over, 2 cycle study was designed to compare the PK properties in 28 patients with metastatic breast cancer. Patients were randomized to receive a sequence of either Paclical->Abraxane or Abraxane->Paclical both as one hour infusion at 260 mg/m2, respectively.

There were no reported serious adverse events in the study. There were eleven grade 3 adverse events reported for Paclical and ten for Abraxane, with the most common event being neutropenia for both drugs.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Stockholm (OASM.ST), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ USA (OASM.US).

Oasmia Pharmaceutical AB Forward Looking Statements

This announcement contains forward-looking statements. These statements are based on expectations in light of the information that is currently available, as well as assumptions that are subject to risks and uncertainties that could cause actual results to differ materially from such statements. These risks and uncertainties include, but are not limited to, domestic and international economic conditions, industry and market conditions, and changes of interest rate and currency exchange rate, in general, and completion and discontinuation of clinical trials, obtaining regulatory approvals, claims and concerns about product safety and efficacy, technological advances, domestic and foreign healthcare reforms, and changes of laws and regulations, in particular, with respect to each of Paclical and Paccal Vet. The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. This announcement contains information on pharmaceuticals (including pharmaceuticals under development) but is not intended to, and does not, make any representations, warranties or claims regarding the efficacy or effectiveness of these pharmaceuticals or provide medical advice of any kind.

For more information, please contact:

Margareta Eriksson, Vice President, Clinical Development

Tel: +46 70 589 0215

E-mail: margareta.eriksson@oasmia.com

Julian Aleksov, Executive Chairman,

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

For media inquiries, please contact:

Eric Fischgrund

FischTank Marketing and PR

Tel: 646 699 1414

E-mail: eric@fischtankpr.com

“Oasmia is required under the Financial Instruments Trading Act to make the information in this press release public. The information was submitted for publication at 08.45, CET on November 5, 2015.”